Exhibit 21.1

List of Subsidiaries of Pluri Inc.

Pluri Biotech Ltd., incorporated under the laws of Israel (100% held by Pluri Inc.).

Pluristem GmbH, incorporated under the laws of Germany (100% held by Pluri Biotech Ltd.)

Ever After Foods Ltd., incorporated under the laws of Israel (~69% held by Pluri Biotech Ltd.)

Coffeesai Ltd., incorporated under the laws of Israel (100% held by Pluri Biotech Ltd.)

Kokomodo Ltd., incorporated under the laws of Israel (~79% held by Pluri Biotech Ltd.).